

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 13, 2010

Patricia Niu
Principal Financial and Accounting Officer
MEMSIC, Inc.
One Tech Drive, Suite 325
Andover, Massachusetts 01810

    Re: **MEMSIC, Inc.**
                Form 10-K for the Year Ended December 31, 2009
                Form 10-Q for the Quarterly Period Ended March 31, 2010
                File No. 001-33813

Dear Ms. Niu:

       We have completed our review of your filings and do not have any further comments at this time.

                Sincerely,

                Jeff Jaramillo
                Accounting Branch Chief